Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
($ in millions)	2016 (a)	2015 (a)	2014 (a)	2013 (a)	2012 (a)	2011 (a)
Earnings
Consolidated net income (loss) from continuing operations	$604	$897	$925	$416	$1,370	$(219)
Income tax expense (benefit) from continuing operations	206	496	321	(59)	(856)	42
Equity-method investee earnings	(11)	(52)	(18)	(15)	(6)	(7)
Minority interest expense	—	—	—	—	1	1
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income from equity investees	799	1,341	1,228	342	509	(183)
Fixed charges	1,302	2,460	2,826	3,344	4,031	4,668
Earnings available for fixed charges	$2,101	$3,801	$4,054	$3,686	$4,540	$4,485
Fixed charges
Interest, discount, and issuance expense on debt	$1,294	$2,443	$2,810	$3,330	$4,014	$4,652
Portion of rentals representative of the interest factor	8	17	16	15	17	16
Total fixed charges	1,302	2,460	2,826	3,345	4,031	4,668
Preferred dividend requirements (b)	41	3,991	361	1,049	801	763
Total fixed charges and preferred dividend requirements	$1,343	$6,451	$3,187	$4,394	$4,832	$5,431
Ratio of earnings to fixed charges (c)	1.61	1.55	1.43	1.10	1.13	0.96
Ratio of earnings to fixed charges and preferred dividend requirements (d)	1.56	0.59	1.27	0.84	0.94	0.83

(a)
During 2013 and 2012, certain disposal groups met the criteria to be presented as discontinued operations. For all periods presented, the operating results for these operations have been removed from continuing operations. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 3 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)
Amount for 2015 includes a $1,185 million reduction (increase) to retained earnings (accumulated deficit) related to a redemption of our Series G Preferred Stock in April 2015, a $22 million reduction (increase) to retained earnings (accumulated deficit) related to a repurchase of our Series A Preferred shares in May 2015, and a $1,178 million reduction (increase) to retained earnings (accumulated deficit) related to the redemption of our remaining Series G Preferred Stock in December 2015. Amount for 2013 includes a $240 million reduction to retained earnings (accumulated deficit) related to a repurchase of mandatorily convertible preferred stock held by U.S. Department of Treasury and elimination of share adjustment right on November 20, 2013. Effective May 16, 2016, we redeemed the remaining shares outstanding of our Series A Preferred Stock.

(c)
The ratio indicates a less than one-to-one coverage for the year ended December 31, 2011. Earnings available for fixed charges for the year ended December 31, 2011 were inadequate to cover fixed charges. The deficient amount for the ratio was $183 million for the year ended December 31, 2011.

(d)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2015, 2013, 2012, and 2011. Earnings available for fixed charges and preferred dividend requirements for the years ended December 31, 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $2,650 million, $708 million, $292 million, and $946 million for the years ended December 31, 2015, 2013, 2012, and 2011, respectively.